Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods® Launches 3D Modeling Software for Use by Clients, Ushering in a New Era of 3D Model Customization

The groundbreaking fusion printer software, Light CAD Editor, provides an easy-to-use platform for 3D model customization, offering unparalleled control and accelerating Steakholder Foods’ journey towards commercial-scale production.

Rehovot, Israel, September 5, 2023 - Steakholder Foods Ltd. (Nasdaq: STKH), a global leader in 3D bio-printing technologies, is thrilled to announce the launch of its proprietary Light CAD Editor. This cutting-edge software offers a user-friendly interface that works seamlessly with the Company’s fusion printers, enabling clients to create, test and optimize 3D models and fibrous textures for Steakholder Foods’ 3D bioprinters, without the need for third-party software or extensive computer-aided design (CAD) training.

As such, the Light CAD editor is a game-changer for Steakholder Foods’ fusion printers, which are known for their capability to create highly sophisticated, textured end products. The ability to customize textures on-site will empower clients to fine-tune their end products, ensuring they meet or exceed industry standards and consumer expectations.

Steakholder Foods is pushing the boundaries at the forefront of creating products that mimic the texture, taste, and appearance of traditional meat and fish. With the introduction of the Light CAD Editor, the Company is adding another layer of sophistication to its fusion printers, allowing users to produce customized structures with textures that are unprecedented in their similarity to natural fibrous structures.

Steakholder Foods’ Chief Engineering Officer, Itamar Atzmony, commented, “We know from experience that designing the best 3D-printed meat products involves a lot of trial and error, and that our customers need the tools to optimize their offerings. That’s why we’re not just offering 3D printing; we’re offering a comprehensive solution that allows our clients to customize like never before. As we move closer to commercial-scale production, this software will undoubtedly become an invaluable asset in creating products that truly meet consumer demands.”

About Steakholder Foods

Steakholder Foods Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”, with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com